Exhibit 99.1

News Release

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Brookfield Announces Secondary Offering of L.P. Units of Brookfield Renewable Energy Partners

TORONTO, Ontario and HAMILTON, Bermuda, January 24, 2012 – Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) (TSX: BEP.UN) and Brookfield Asset Management (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced a bought-deal secondary offering with a syndicate of underwriters led by Scotia Capital Inc. and TD Securities Inc., through which a wholly-owned subsidiary of Brookfield has agreed to sell 11,430,000 L.P. units of Brookfield Renewable at an offering price of $26.25 per L.P. unit. The Underwriters have been granted an over-allotment option to purchase up to an additional 1,714,500 L.P. units from Brookfield at the offering price, under the same terms, exercisable for a period of 30 days from closing of the Offering.

Brookfield currently owns approximately 73% of Brookfield Renewable on a fully-exchanged basis. Upon the completion of the offering, but before giving effect to the over-allotment option, it is anticipated that Brookfield will own, directly and indirectly, 179,465,109 L.P. units, representing approximately 68% of Brookfield Renewable on a fully-exchanged basis.

“One of our stated objectives when we launched Brookfield Renewable Energy Partners was to grow and diversify our investor base,” said Richard Legault, Chief Executive Officer of Brookfield Renewable. “This offering will help to enhance our liquidity and attract new shareholders looking to participate in a pure-play, global renewable company with a unique hydroelectric portfolio and a focus on growth and increasing cash distributions over time.”

A prospectus supplement to the short form base shelf prospectus of Brookfield Renewable dated January 23, 2012 relating to the offering will be filed shortly with Canadian securities regulatory authorities. Closing of the offering is expected to occur on or about February 2, 2012 and is subject to certain customary closing conditions. Brookfield Renewable will not receive any proceeds from this offering.

This news release shall not constitute an offer of securities for sale in the United States. The L.P. units offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. There shall not be any public offering of the L.P. units in the United States.

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About Brookfield Renewable Energy Partners

Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and includes 172 hydropower facilities, six wind farms, and totals approximately 5,000 megawatts of installed capacity. Diversified across 67 river systems and 10 power markets in Canada, the United States and Brazil, the portfolio generates enough electricity from renewable resources to power two million homes on average each year. With a fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to unitholders. For more information, please visit www.brookfieldrenewable.com.

About Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Note: This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the secondary offering of L.P. units; the expected impact on Brookfield Renewable’s trading liquidity and investor diversification; and Brookfield’s ownership position following the offering. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, “positioned” and “targets”, or variations of such words and phrases. Although Brookfield and Brookfield Renewable believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield and Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, neither Brookfield nor Brookfield Renewable undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

For Brookfield Renewable Energy Partners:

Zev Korman
Director, Investor Relations and Communications
Brookfield Renewable Energy Partners
Tel: (416) 359-1955
Email : zev.korman@brookfield.com

For Brookfield Asset Management:

Investors:	Media:
Katherine Vyse	Andrew Willis
SVP, Investor Relations	SVP, Communications & Media
Tel: (416) 369-8246	Tel: (416) 369-8236
Email: katherine.vyse@brookfield.com	Email: andrew.willis@brookfield.com